                                              August 17, 2012

VIA FEDEX AND FACSIMILE

Kevin Woody
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Las Vegas Sands Corp. Form 10-K for Fiscal Year Ended December 31, 2011 Filed February 29, 2012 File No. 001-32373

Dear Mr. Woody:

I am writing in response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter, dated August 6, 2012 (the “Comment Letter”), regarding the above-referenced Form 10-K filed by Las Vegas Sands Corp. (the “Company”) for the fiscal year ended December 31, 2011.

Set forth below are the comments of the Staff conveyed in the Comment Letter and the Company’s responses thereto. The information below is based on information available at the date of this letter. Any requested clarification or revisions to disclosure to be included in the Company’s future filings will be updated as necessary at the time of any such filing.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Hotel Revenue Measurements, page 40

1.
We note your response to comment one. In addition to your proposed disclosure, please disclose how the room rate is determined for complimentary rooms. In addition, please tell us why period to period changes in occupancy and ADR are useful to investors given the influence of complimentary rooms on the metrics, especially if the amount of complimentary rooms fluctuates materially from period to period or if the rates attributed to complimentary rooms are often higher than the rates for rooms paid for by guests.

Securities and Exchange Commission	2

The Company will include disclosure of how room rates are determined for complimentary rooms in future filings as follows:

“Hotel revenue measurements: Performance indicators used are occupancy rate, which is the average percentage of available hotel rooms occupied during a period, and average daily room rate, which is the average price of occupied rooms per day. The calculations of the hotel occupancy and average daily room rates include the impact of rooms provided on a complimentary basis. Complimentary room rates are determined based on an analysis of retail, or “cash”, room rates by customer segment and type of room product to ensure the complimentary room rates are consistent with retail rates. Revenue per available room represents a summary of hotel average daily room rates and occupancy. Because not all available rooms are occupied, average daily room rates are normally higher than revenue per available room. Reserved rooms where the guests do not show up for their stay and lose their deposit may be re-sold to walk-in guests. These rooms are considered to be occupied twice for statistical purposes due to obtaining the original deposit and the walk-in guest revenue. In cases where a significant number of rooms are resold, occupancy rates may be in excess of 100% and revenue per available room may be higher than the average daily room rate.”

The Company believes that providing the period to period changes in occupancy and ADR are useful to investors because (i) these are performance metrics used by management to manage the hotel operations, (ii) these are industry metrics that provide comparisons to other companies’ hotel operations, and (iii) these metrics provide the key explanations for changes in gross rooms revenue from period to period. Although the percentage of complimentary rooms fluctuates from period to period, this fluctuation would not materially change the ADR as the complimentary room rate for each customer segment and type of room product is set to approximate rates paid for cash rooms.

Notes to Consolidated Financial Statements

Note 1 - Organization and Business of Company

Development Projects, page 71

2.
We have considered your response to our prior comment 3. With respect to your development of parcels 7 and 8 in Macao, please tell us whether you have determined that the properties have been impaired as a result of your decision not to appeal the decision of the Macao government to deny the land concession. To the extent you have determined that the properties are not impaired, explain to us how you have arrived at that conclusion. Additionally, please provide us with a summary of your impairment analysis for the Las Vegas Condo Tower including an explanation of any significant assumptions used in the analysis.

Securities and Exchange Commission	3

As part of the decision not to appeal the Macao government’s decision to deny the Company the land concession related to parcels 7 and 8 in Macao, the Company determined that an impairment was necessary for costs incurred-to-date on parcels 7 and 8 and recorded a $100.7 million impairment loss in its Condensed Consolidated Statements of Operations for the three months ended June 30, 2012, included in its Form 10-Q, filed on August 9, 2012.  In addition, the Company disclosed the following in “Note 2 – Property and Equipment, Net” of the Form 10-Q:

“The Company had commenced pre-construction activities on its Cotai Strip development referred to as parcels 7 and 8. During December 2010, the Company received notice from the Macao government that its application for a land concession for parcels 7 and 8 was not approved and the Company applied to the Chief Executive of Macao for an executive review of the decision. In January 2011, the Company filed a judicial appeal with the Court of Second Instance in Macao. In May 2012, the Company withdrew its appeal and recorded an impairment loss of $100.7 million during the three and six months ended June 30, 2012, related to the capitalized construction costs of its development on parcels 7 and 8.”

 With respect to the impairment analysis for the Las Vegas Condo Tower, the Company will provide a summary of the analysis to the Staff supplementally under separate cover.

Note 16 - Employee Benefit Plans, page 106

3.
We have considered your response to our prior comment 6. Please provide us with a full rollforward of your liability for self-insurance claims for each period included in your 10-K for the year ended December 3l, 2011.

The following is a rollforward of the December 31, 2011 and 2010 liability balances for self-insurance claims, which the Company believes is immaterial for disclosure in its consolidated financial statements (in thousands):

	Year Ended December 31, 2011	Year Ended December 31, 2010
Liability at Beginning of Year	$11,833	$12,339
Current Year Claims	74,660	65,738
Prior Year Adjustments	85	(1,895)
Payments Made During Year	(73,223)	(64,349)
Liability at End of Year	$13,355	$11,833

Securities and Exchange Commission	4

*   *   *   *   *   *   *   *

The Company acknowledges that:

—	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information relating to the matters discussed in this letter, please contact the undersigned at (702) 733-5544 or Ira H. Raphaelson, Executive Vice President and Global General Counsel, at (702) 733-5503.

Sincerely,

/s/ Kenneth J. Kay
Kenneth J. Kay
Executive Vice President and Chief Financial Officer

cc:	Ira H. Raphaelson Executive Vice President and Global General Counsel